UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: April 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Motif Bio announces appointment of andrew powell to board of Directors

On April 26, 2019 Motif Bio plc (the “Company”) issued a press release announcing the appointment of Andrew Powell, J.D. as Non-executive Director, effective immediately. The press release is attached hereto as Exhibits 99.1.

Notice of Annual General meeting

On April 26, 2019, issued a press release announcing that its Annual General Meeting (AGM) is to be held at 1 PM BST on 22 May 2019 at the offices of DLA Piper UK LLP at 160 Aldersgate Street London EC1A 4HT, United Kingdom. The press release is attached hereto as Exhibits 99.2.

The Notice of the AGM, Proxy Form for General Meeting and Letter to Shareholders that have or deemed to have elected to receive electronic communications will be available later today on the Investors section of the Company’s website at www.motifbio.com. The Notice of AGM, Proxy Form for General Meeting and Letter to Shareholders are attached hereto as Exhibits 99.3, 99.4 and 99.5, respectively.

The information contained in this report on Form 6-K, including Exhibits 99.1 to 99.5, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated April 26, 2019, entitled “Motif Bio Announces Appointment of Andrew Powell to Board of Directors.”
Exhibit 99.2	Press release issued by Motif Bio plc, dated April 26, 2019, entitled “Notice of Annual General Meeting.”
Exhibit 99.3	Notice of Annual General Meeting issued by Motif Bio plc on April 26, 2019.
Exhibit 99.4	Proxy Form for General Meeting issued by Motif Bio plc on April 26, 2019.
Exhibit 99.5	Letter to Shareholders issued by Motif Bio plc on April 26, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By: /s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: April 26, 2019